Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ADDS SECOND DRILL AT MONTERDE GOLD-SILVER PROJECT

FOCUSED ON TESTING DEPTH POTENTIAL OF CARMEN DEPOSIT

April 21, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) is pleased to report that it has added a second diamond drill rig to its on-going exploration program at Kimber’s 100% owned Monterde property in the prolific Sierra Madre gold-silver belt of Mexico.  Both diamond drills are owned and operated by Major Drilling de Mexico.   Kimber plans to drill at least 9,600 metres by the end of June this year at the Arimo and Cerro la Mina exploration targets and the deeper portions of the Carmen structure.

Approximately 7,000 metres of core drilling is planned to test the Carmen structure, the most significant gold-silver system identified on the Monterde property to date, to depths of at least 100 metres below any previous drill intercept.  These holes will also test other gold-silver bearing structures adjacent to the Carmen structure.  The drill program may be expanded by an additional 5,000 metres of drilling based on results.

Kimber recently completed an initial program of exploration drilling on the Arimo target using the first drill.  Arimo is located approximately three kilometres southwest of the Carmen structure. It is a silicified breccia zone occurring at the faulted contact between rhyolite and andesite.  Nine diamond drill holes totaling 1,615 metres were drilled at Arimo and assays are pending.  This first drill has been moved to the Cerro la Mina target, located less than one kilometre to the northeast of Arimo, where drilling has already started. The target at Cerro la Mina is a silicified breccia, similar to that at Arimo. Three holes totaling approximately 1,000 metres are planned for Cerro la Mina.

“I am very pleased that the second diamond drill has arrived with drilling underway at Carmen,” said Gordon Cummings, President and CEO of Kimber Resources.  “This exploration drilling at Carmen will provide important information about the nature of the Carmen mineralization at depth.  I am also pleased that the first stage exploration drilling at Arimo has been completed without any delays and that drilling has commenced on our second new target, Cerro la Mina.”

About Kimber

With the recent addition of the new Setago concessions, Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources.  Further, reconnaissance exploration carried out in 2007 has identified a number of new exploration targets on Kimber’s properties in the Sierra Madre.  In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.